SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          (AMENDMENT NO. ___________)*

                                  Anicom, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   035250-10-9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Thomas P. Olivier, Esq., c/o Testa, Hurwitz & Thibeault, LLP, High Street Tower,
                        125 High Street, Boston, MA 02110
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 23, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
|_|.

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------------------
         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                  SCHEDULE 13D

-----------------------------------------
CUSIP NO.  035250-10-9
-----------------------------------------


--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                     Edward L. Cahill
                                     SSN:  ###-##-####
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |_|
                                                                         (b) |X|

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS (See Instructions)

                                     AF

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           |_|
          PURSUANT TO ITEMS 2(d) or 2(e)

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                                     USA

--------- ----------------------------------------------------------------------
--------------------------- -------- -------------------------------------------
                               7     SOLE VOTING POWER
                                                       -0-
        NUMBER OF
         SHARES
                            -------- -------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER
         OWNED BY                                      927,537
                            -------- -------------------------------------------
                            -------- -------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER
         REPORTING                                     -0-
          PERSON
           WITH

                            -------- -------------------------------------------
                            -------- -------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                                       927,537

--------------------------- -------- -------------------------------------------
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     927,537

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)                                          [_]

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     5.5%

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)

                                     IN

--------- ----------------------------------------------------------------------






                                  SCHEDULE 13D

-----------------------------------------
CUSIP NO.  035250-10-9
-----------------------------------------

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                     David L. Warnock
                                     SSN: ###-##-####
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |_|
                                                                         (b) |X|

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS (See Instructions)
                                     AF

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           |_|
          PURSUANT TO ITEMS 2(d) or 2(e)

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                                     USA

--------- ----------------------------------------------------------------------
--------------------------- -------- -------------------------------------------
                               7     SOLE VOTING POWER
                                                       -0-

         NUMBER OF
          SHARES
                            -------- -------------------------------------------
                            -------- -------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER
         OWNED BY                                      927,537
                            -------- -------------------------------------------
                            -------- -------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER
        REPORTING                                      -0-
          PERSON
           WITH

                            -------- -------------------------------------------
                            -------- -------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                                       927,537

--------------------------- -------- -------------------------------------------
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     927,537

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)                                          [_]

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     5.5%

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)

                                     IN

--------- ----------------------------------------------------------------------





                                  SCHEDULE 13D

-----------------------------------------
CUSIP NO.  035250-10-9
-----------------------------------------


--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                     Cahill, Warnock Strategic Partners, L.P.
                                     IRSN:  52-1970604
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |_|
                                                                         (b) |X|

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS (See Instructions)

                                     AF

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           |_|
          PURSUANT TO ITEMS 2(d) or 2(e)

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Delaware Limited Partnership

--------- ----------------------------------------------------------------------
--------------------------- -------- -------------------------------------------
                               7     SOLE VOTING POWER
                                                       -0-

         NUMBER OF
          SHARES
                            -------- -------------------------------------------
                            -------- -------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER
         OWNED BY                                      927,537
                            -------- -------------------------------------------
                            -------- -------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER
         REPORTING                                      -0-
          PERSON
           WITH

                            -------- -------------------------------------------
                            -------- -------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                                       927,537

--------------------------- -------- -------------------------------------------
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     927,537

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN [_] SHARES (See Instructions)

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     5.5%

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)

                                     PN

--------- ----------------------------------------------------------------------




                                  SCHEDULE 13D

-----------------------------------------
CUSIP NO.  035250-10-9
-----------------------------------------


--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Cahill, Warnock Strategic Partners Fund, L.P.
                                     IRSN:  52-1970619
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |X|
                                                                         (b) |_|

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS (See Instructions)

                                     WC

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           |_|
          PURSUANT TO ITEMS 2(d) or 2(e)

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Delaware Limited Partnership

--------- ----------------------------------------------------------------------
--------------------------- -------- -------------------------------------------
                               7     SOLE VOTING POWER
                                                       -0-

         NUMBER OF
          SHARES
                            -------- -------------------------------------------
                            -------- -------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER
         OWNED BY                                      927,537
                            -------- -------------------------------------------
                            -------- -------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER
        REPORTING                                      -0-
          PERSON
           WITH

                            -------- -------------------------------------------
                            -------- -------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                                       927,537

--------------------------- -------- -------------------------------------------
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     927,537

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN [_] SHARES (See Instructions)

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     5.5%

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)

                                     PN

--------- ----------------------------------------------------------------------




                                  SCHEDULE 13D

-----------------------------------------
CUSIP NO.  035250-10-9
-----------------------------------------


--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                     Cahill, Warnock & Company, LLC
                                     IRSN:  52-1931617
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |_|
                                                                         (b) |X|
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS (See Instructions)

                                     AF

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           |_|
          PURSUANT TO ITEMS 2(d) or 2(e)

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Maryland Limited Liability Company

--------- ----------------------------------------------------------------------
--------------------------- -------- -------------------------------------------
                               7     SOLE VOTING POWER
                                                      -0-
         NUMBER OF
          SHARES
                            -------- -------------------------------------------
                            -------- -------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER
         OWNED BY                                      927,537
                            -------- -------------------------------------------
                            -------- -------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER
        REPORTING                                      -0-
          PERSON
           WITH

                            -------- -------------------------------------------
                            -------- -------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                                       927,537

--------------------------- -------- -------------------------------------------
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     927,537

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN [_] SHARES (See Instructions)

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     5.5%

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)

                                     OO

--------- ----------------------------------------------------------------------






                                  SCHEDULE 13D

-----------------------------------------
CUSIP NO.  035250-10-9
-----------------------------------------


--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                     Strategic Associates, L.P.
                                     IRSN:  52-1991689
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |X|
                                                                         (b) |_|

---------
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS (See Instructions)

                                     WC

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           |_|
          PURSUANT TO ITEMS 2(d) or 2(e)

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Delaware Limited Partnership

--------- ----------------------------------------------------------------------
--------------------------- -------- -------------------------------------------
                               7     SOLE VOTING POWER
                                                       -0-

        NUMBER OF
          SHARES
                            -------- -------------------------------------------
                            -------- -------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER
         OWNED BY                                      927,537

                            -------- -------------------------------------------
                            -------- -------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER
        REPORTING                                      -0-
          PERSON
           WITH
                            -------- -------------------------------------------
                            -------- -------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                                       927,537

--------------------------- -------- -------------------------------------------
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     927,537

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN [_] SHARES (See Instructions)

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     5.5%

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)
                                     PN

--------- ----------------------------------------------------------------------







ITEM 1.  SECURITY AND ISSUER:

         This statement relates to Common Stock, $.001 par value per share (the "Shares"), of Anicom, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 6133 N. River Road, Suite 1000, Rosemont, IL 60018-5171.

ITEM 2.  IDENTITY AND BACKGROUND:

         This statement is being filed by (i) Cahill, Warnock Strategic Partners Fund, L.P. ("Strategic Partners Fund"), (ii) Cahill, Warnock Strategic Partners, L.P. ("Strategic Partners"), the sole general partner of Strategic Partners Fund, (iii) Strategic Associates, L.P. ("Strategic Associates"), (iv) Cahill,
Warnock & Company, LLC ("Cahill, Warnock & Co."), the sole general partner of Strategic Associates, (v) Edward L. Cahill ("Cahill"), a general partner of Strategic Partners and a member of Cahill, Warnock & Co., and (vi) David L. Warnock ("Warnock"), a general partner of Strategic Partners and a member of Cahill, Warnock & Co. Strategic Partners Fund, Strategic Partners, Strategic Associates, Cahill, Warnock & Co., Cahill and Warnock are sometimes referred to collectively herein as the "Reporting Persons."

         The address of the principal business and principal office of Strategic Partners Fund, Strategic Partners, Strategic Associates and Cahill, Warnock & Co. is 1 South Street, Suite 2150, Baltimore, MD 21202. The business address of Cahill and Warnock is 1 South Street, Suite 2150, Baltimore, MD 21202.

         The state of organization for Strategic Partners Fund, Strategic Partners and Strategic Associates is Delaware. The state of organization for Cahill, Warnock & Co. is Maryland. Both Cahill and Warnock are citizens of the United States of America.

         The principal business of Strategic Partners Fund and Strategic Associates is to make private equity investments in micro-cap public companies seeking capital for expansion or undergoing a restructuring of ownership. The principal business of Strategic Partners is to act as the sole general partner of Strategic Partners Fund. The principal business of Cahill, Warnock & Co. is to act as the sole general partner of Strategic Associates and Camden Partners, L.P. ("Camden Partners") and to manage the activities of Strategic Partners Fund, Strategic Associates and Camden Partners. The principal occupations of Cahill and Warnock are their activities on behalf of Strategic Partners Fund, Strategic Partners, Strategic Associates, Cahill, Warnock & Co. and Camden Partners.

         The  principal   business  of  Camden   Partners  is  to  make  passive
investments in public companies. The principal office of Camden Partners is 1 South Street, Suite 2150, Baltimore, MD 21202.

         During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

         On May 23, 1997 Strategic Partners Fund acquired 7,580 shares of Series A Convertible Preferred Stock of the Issuer for a total purchase price of $7,580,000.00. The preferred stock acquired by Strategic Partners Fund is currently convertible into 878,841 shares of the Issuer's Common Stock. The working capital of Strategic Partners Fund was the source of funds for this purchase. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the preferred stock.

         On May 23, 1997 Strategic Associates acquired 420 shares of Series A Convertible Preferred Stock of the Issuer for a total purchase price of $420,000.00. The preferred stock acquired by Strategic Associates is currently convertible into 48,696 shares of the Issuer's Common Stock. The working capital of Strategic Associates was the source of funds for this purchase. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the preferred stock.

ITEM 4.  PURPOSE OF TRANSACTION:

         Strategic Partners Fund and Strategic Associates acquired the Issuer's securities for investment purposes. Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, Strategic Partners Fund and Strategic Associates may dispose of or acquire additional securities of the Issuer. None of the Reporting Persons has any present plans which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f)      Any  other  material  change  in  the  Issuer's   business  or
                  corporate structure;

         (g)      Changes  in  the  Issuer's  charter,   bylaws  or  instruments
                  corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)      Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER:

         (a) Strategic Partners Fund is the record owner of 7,580 shares of Series A Convertible Preferred Stock of the Issuer (the "Fund Preferred Stock"). The Fund Preferred Stock is currently convertible into 878,841 shares of the Issuer's Common Stock (the "Fund Conversion Shares").

         Strategic Associates is the record owner of 420 shares of Series A Convertible Preferred Stock of the Issuer (the "Associates Preferred Stock"). The Associates Preferred Stock is currently convertible into 48,696 shares of the Issuer's Common Stock (the "Associates Conversion Shares").

         Because of their relationship as affiliated entities, both Strategic Partners Fund and Strategic Associates may be deemed to own beneficially the Fund Conversion Shares and the Associates Conversion Shares. As general partners of Strategic Partners Fund and Strategic Associates, respectively, Strategic Partners and Cahill, Warnock & Co. may be deemed to own beneficially the Fund Conversion Shares and the Associates Conversion Shares. As the individual general partners of Strategic Partners and as the members of Cahill, Warnock & Co., both Cahill and Warnock may be deemed to own beneficially the Fund Conversion Shares and the Associates Conversion Shares.






         Strategic Partners Fund disclaims beneficial ownership of the Associates Conversion Shares. Strategic Associates disclaims beneficial ownership of the Fund Conversion Shares. Strategic Partners, Cahill, Warnock & Co., Cahill and Warnock each disclaim beneficial ownership of the Fund Conversion Shares and the Associates Conversion Shares.

         Each of the Reporting Persons may be deemed to own beneficially 5.5% of the Issuer's Common Stock, which percentage is calculated based upon (i) 15,912,999 shares of Common Stock reported outstanding by the Issuer on May 23, 1997, and (ii) the number of shares of Common Stock (927,537) issuable upon conversion of the Fund Preferred Stock and Associates Preferred Stock.

         In Amendment No. 1 to the Limited Partnership Agreement of Strategic Partners Fund, dated July 26, 1996 (attached hereto as Exhibit 2), Strategic Partners and the limited partners of Strategic Partners Fund agreed that any securities of a particular issuer that are acquired by both Strategic Partners Fund and Strategic Associates shall be sold or otherwise disposed of at substantially the same time, on substantially the same terms and in amounts proportionate to the size of each of their investments. As a consequence, Strategic Associates and Strategic Partners Fund may be deemed to be members of a group pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934. Strategic Partners, Cahill, Warnock & Co., Cahill and Warnock each disclaim membership in the aforementioned group.

         (b)      Number of Shares as to which each such person has

                  (i)      Sole power to vote or direct the vote:

                           0 shares for each Reporting Person;

                  (ii)     Shared power to vote or direct the vote:

                           927,537 shares for each Reporting Person;

                  (iii)    Sole power to dispose or to direct the disposition:

                           0 shares for each Reporting Person;

                  (iv)     Shared power to dispose or to direct the disposition:

                           927,537 shares for each Reporting Person.

         (c) Except as set forth above, none of the Reporting Persons has effected any transaction in the Shares during the last 60 days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Shares beneficially owned by any of the Reporting Persons.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

         In Amendment No. 1 to the Limited Partnership Agreement of Strategic Partners Fund, dated July 26, 1996 (attached hereto as Exhibit 2), Strategic Partners and the limited partners of Strategic Partners Fund agreed that any securities of a particular issuer that are acquired by both Strategic Partners Fund and Strategic Associates shall be sold or otherwise disposed of at substantially the same time, on substantially the same terms and in amounts proportionate to the size of each of their investments.

         Strategic Partners Fund and Strategic Associates acquired their respective shares of Series A Convertible Preferred Stock of Anicom, Inc. pursuant to a Series A Convertible Preferred Stock Purchase Agreement dated as of






May 23, 1997 (attached hereto as Exhibit 3) by and between the Issuer and Cahill, Warnock Strategic Partners Fund, L.P., Strategic Associates, L.P., Fleming US Discovery Fund III, L.P., Fleming US Discovery Offshore Fund III, L.P., Peter H. Huizenga Testamentary Trust, Peter H. Huizenga, Heidi A. Huizenga, Betsy Huizenga Trust, Greta Huizenga Trust, Peter Huizenga Jr. Trust, Timothy Dean Huizenga Trust, Summer Hill Partners, L.P., Summer Hill R.T. Enterprises Limited Partnership, Garfam Investors, L.L.C., S. James Perlow, Earl Perlow, Mark Perlow, KA Trading, KA Management, CEW Partners, Trust Investments, Inc., The Lincoln Fund, L.P., The Lincoln Fund Tax Advantage, L.P., and The Gordon Fund, L.P. (collectively, the "Purchasers"). By virtue of the Series A Convertible Preferred Stock Purchase Agreement, the Purchasers acquired, in the aggregate, 27,000 shares of Series A Convertible Preferred Stock, par value $.01, for $1,000.00 per share, which shares are currently convertible, in the aggregate, into 3,130,435 shares of the Issuer's Common Stock. The terms of conversion are more fully set forth in Section 4 of the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of Anicom, Inc. dated as of May 23, 1997 (attached hereto as Exhibit 4) which is incorporated herein by reference.

         A Stockholders'  Agreement dated as of May 23, 1997 (attached hereto as
Exhibit 5), was entered into by the Issuer, Scott C. Anixter ("Anixter") and each of the Purchasers. The Stockholders' Agreement provides that in the event Anixter receives a bona fide written offer to purchase 20% or more of the Issuer's Common Stock beneficially owned by him, then each of the individual Purchasers shall have the right to sell a proportionate number of their shares of the Issuer's Common Stock then convertible from each Purchaser's Series A Convertible Preferred Stock of Anicom, Inc. These "Tag-Along" rights are more fully set forth in Section 1 of the Stockholders' Agreement which is incorporated herein by reference. The Series A Preferred Stockholders have the option of participating, on a pro rata basis, in any future issuance by the Issuer of privately placed preferred and/or common stock, and the Series A Preferred Stockholders have one vote per share of common stock into which each share of Series A Preferred Stock is convertible.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS:

         Exhibit 1 - Agreement regarding filing of joint Schedule 13D.

         Exhibit 2 - Amendment No. 1 to the Limited Partnership Agreement of
                     Strategic Partners Fund.

         Exhibit 3 - Series A Convertible Preferred Stock Purchase Agreement

         Exhibit 4 - Certificate of  Designations,  Preferences and Rights of
                     Series A Convertible Preferred Stock of Anicom, Inc.

         Exhibit 5 - Stockholders' Agreement.






                                  SCHEDULE 13D

SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  June 2, 1997                    /s/ Edward L.Cahill
                                        ----------------------------------------
                                        Edward L. Cahill

                                        /s/ David L. Warnock
                                        ----------------------------------------
                                        David L. Warnock

                                        CAHILL, WARNOCK STRATEGIC
                                        PARTNERS FUND, L.P.

                                        By:  Cahill, Warnock Strategic Partners,
                                             L.P., its Sole General Partner

                                        By: /s/ Edward L. Cahill
                                           -------------------------------------
                                            Edward L. Cahill, General Partner

                                        By: /s/ David L. Warnock
                                           -------------------------------------
                                            David L. Warnock, General Partner

                                        CAHILL, WARNOCK STRATEGIC
                                        PARTNERS, L.P.

                                        By: /s/ Edward L. Cahill
                                           -------------------------------------
                                            Edward L. Cahill, General Partner

                                        By: /s/ David L. Warnock
                                           -------------------------------------
                                            David L. Warnock, General Partner

                                        STRATEGIC ASSOCIATES, L.P.

                                        By: Cahill, Warnock & Co., LLC, its
                                           -------------------------------------
                                            sole General Partner

                                        By: /s/ Edward L. Cahill
                                           -------------------------------------
                                            Edward L. Cahill, Member

                                        By: /s/ David L. Warnock
                                           -------------------------------------
                                            David L. Warnock, Member






                                        CAHILL, WARNOCK & CO., LLC

                                        By: /s/ Edward L. Cahill
                                           -------------------------------------
                                            Edward L. Cahill, Member

                                        By: /s/ David L. Warnock
                                           -------------------------------------
                                            David L. Warnock, Member